   Exhibit 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges and Preferred Distributions

(in thousands, except ratio amounts)

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011

Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings (losses) of an investee	$110,553	$167,963	$199,036	$127,750	$153,219	$191,803
Fixed Charges	83,284	144,898	139,486	145,954	136,111	134,110
Adjusted Earnings	$193,837	$312,861	$338,522	$273,704	$289,330	$325,913

Fixed Charges:
Interest on indebtedness and amortization of debt issuance costs and debt discounts	$83,284	$144,898	$139,486	$145,954	$136,111	$134,110
Preferred distributions	10,332	20,664	20,664	26,559	40,145	29,880

Combined Fixed Charges and Preferred distributions	$93,616	$165,562	$160,150	$172,513	$176,256	$163,990

Ratio of Earnings to Fixed Charges and Preferred distributions	2.07x	1.89x	2.11x	1.59x	1.64x	1.99x